

MAIL STOP 4561

February 17, 2009

John A. Burchett, President
Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Dr., Ste. 100
Edison, NJ 08817

> **Re:** **Hanover Capital Mortgage Holdings, Inc.**
> **Amendment No. 3 to Form S-4**
> **Filed February 13, 2009**
> **File No. 333-155091**

Dear Mr. Burchett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Treatment of Walter Equity Awards held by Spinco Employees, page 57

1.   We note your response to comment 2 of our letter dated February 12, 2009. The registration statements on Form S-8 for the Walter incentive plans and the HCM incentive plans are not appropriate to cover the investment decision associated with the Spinco employees' election to retain Walter awards or exchange the Walter awards for HCM awards. Please revise the registration statement to include the HCM awards and the underlying common stock that Spinco employees may elect to receive in connection with the merger. Also, confirm that you will deliver the prospectus, which is part of this registration statement, to the Spinco employees before they are asked to make an election.

2.   We note your response to comment 3 and the disclosure in the introductory paragraph that the discussion of the federal tax consequences represents the opinion of Sonneschein Nath and Rosenthal. With regards to the merger, your disclosure on page 79 does not appear to provide an opinion of tax consequences; instead, it qualifies itself on the "basis of the expected" opinion to be received by Simpson Thacher and Bartlett and assumes the merger qualifies as a reorganization with the meaning of Section 368(a) of the Code. Also, the disclosure on page 80 does not opine on the REIT status of the surviving corporation; instead, it only states that Simpson Thacher and Bartlett will opine that the surviving corporation will qualify for REIT tax treatment. Please revise to provide the requisite opinions.

3.   We note your response to comment 4 that the IRS ruling is a condition to the transaction. We also note on page A-59 that the condition may be waived. As such, the ruling or an opinion of counsel regarding the tax consequence of the spin-off must be filed with the registration statement that becomes effective. Please file the ruling or opinion as appropriate.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark Sokolow, Esq.
        via facsimile (212) 768-6800